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MAR 04 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alantra, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 State Street Suite 1210

(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven P. Ruse (617) 482-6200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf and Company, P.C.

(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven P. Ruse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alantra, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Director of Finance

Title

TUNG THANH TRAN
MY COMMISSION EXPIRES AUGUST 24, 2023
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALANTRA, LLC
TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Members of Alantra, LLC:

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Alantra, LLC (the "Company") as of December 31, 2019, and the related notes (collectively, referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Wolf & Company, P.C.

Boston, Massachusetts
March 2, 2020

ALANTRA, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 12,992,408
Accounts receivable	1,785,800
Receivable from affiliated entities	3,773,153
Prepaid expenses and other current assets	91,890
TOTAL CURRENT ASSETS	18,643,251
PROPERTY AND EQUIPMENT - at cost, net of accumulated depreciation	208,372
OTHER ASSETS	
Right-of-use-asset	1,016,098
Deposits	126,204
TOTAL OTHER ASSETS	1,142,302
TOTAL ASSETS	$ 19,993,925

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 65,949
Accrued compensation and benefits	4,238,357
Other accrued expenses	389,058
Payable to affiliated entities	9,191,683
Lease liability	1,016,098
TOTAL LIABILITIES	14,901,145
MEMBERS' EQUITY	
Members' equity	5,092,780
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 19,993,925

ALANTRA, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2019

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	5,092,780
less nonallowable assets from Statement of Financial Condition		
Net capital before haircuts on securities positions		5,092,780
Haircuts on foreign cash		(449,581)
Net Capital	$	4,643,199
Aggregate Indebtedness	$	13,885,047
Net capital required based on aggregate indebtedness (6-2/3%)		925,670

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	3,717,529

COMPUTATION OF AGGREGATE REQUIREMENTS

(A) - 10% of total aggregate indebteness		1,388,505
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	3,254,694
Percentage of Aggregate Indebtedness to Net Capital		299.04%

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER REULE 15C3-3 AND INFORMATION RELATING TO THE POSSESS OR CONTROL REQUIREMENT UNDER RULE 15C3-1

Alantra, LLC is exempt from the computation of determination of the reserve requirements under provisions of Rule 15c3-3 sub paragraph (k)(2)(i)

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2019, there were no material differences between audited net capital, above and net capital as reported in the Firm's Part II (unaudited) FOCUS report.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Nature of Operations-- Alantra, LLC (the "Firm") is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protector Corporation ("SIPC"). The Firm is headquartered in Boston, but also has offices located in Paris, Shanghai, Mumbai, New York, Chicago and San Francisco. The Company provides investment banking services to corporate clients to assist with implementation of corporate development programs of acquisition, merger, divestiture and joint venture.

The Firm is a subsidiary of Alantra Group Inc. ("the Parent"). The consolidated financial statements include all wholly-owned subsidiaries of the Firm and all intercompany accounts have been eliminated in consolidation.

a. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all deposits in demand accounts and all short-term securities purchased with maturities of three months or less when purchased to be cash equivalents.

b. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c. Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that are not expected to be collected by the time the financial statements are issued.

d. Property and Equipment— Assets with a cost greater than $5,000 are capitalized and recorded at cost. Depreciation is provided over the estimated useful life of the related asset, principally on the straight-line method. Estimated useful lives range from five to seven years. Leasehold improvements estimated useful lives are the lesser of the estimated useful life or the term of the related lease.

e. Currency Conversion—The accounting records of the Firm are maintained in U.S. dollars. Investments and other assets and liabilities denominated in foreign currencies are converted into U.S. dollars at the prevailing rates at December 31, 2019. Purchases and sales of securities, income receipts and expenses are converted into U.S. dollars at the prevailing rate at the time of the transactions. The Firm does not separately account for the changes in foreign exchange rates on investments and the fluctuations arising from changes in the market prices of the securities held. Such fluctuations are included in the net realized and unrealized gain or loss from investments and securities sold short.

f. Related Party Transactions - The Firm is a party to transactions throughout the year with various affiliated entities under common control of the Parent company. The Firm may pay for certain expenses of other entities such as payroll, occupancy and other office expenses and pay or receive payment for various revenue sharing contracts. The Firm expects to fully settle all outstanding amounts due to or from affiliated entities.

g. New Accounting Pronouncement – On January 1, 2019, the Firm adopted ASC 842 – Leases. The adoption of this standard resulted in the recognition of an operating lease right-of-use asset and a corresponding lease liability on the balance sheet as of January 1, 2019. The Firm has elected certain practical expedients upon adoption, and therefore has not reassessed whether any expired or existing contracts contain leases and has not reassessed the lease classification for any expired or existing leases and has not reassessed initial direct costs for any existing leases. The Firm elected

the practical expedient for not separating lease components from non-lease components. The standard did not amaterially impact operating results or liquidity. See Note 7.

NOTE 2: CONCENTRATION OF RISKS

The Firm maintains its cash balances at various banks and financial services companies. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $250,000. Accounts at financial services companies are insured by the Securities Investor Protection Corporation up to $500,000. At December 31, 2019 $12,492,408 of the Firm's cash balance exceeded these insured limits.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(2)(i). During the year ended December 31, 2019 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: PROPERTY AND EQUIPMENT

Property and Equipment consist of the following as of December 2019:

Equipment and furniture	$203,361
Computer and data processing	155,894
Leasehold Improvements	174,601
Less accumulated depreciation	(325,484)
	$208,372

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 740, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: PROFIT-SHARING PLAN AND DEFERRED COMPENSATION PLANS

The Firm has a profit-sharing plan where contributions are made at the discretion of the Firm. Employees are fully vested after two years of service for the profit–sharing plan and one year for participation in the 401(k) plan. No profit sharing was accrued for in 2019.

NOTE 7: OPERATING LEASES

The Firm entered into a seven-and-one-half year lease in Boston, MA effective November 1, 2014. The Firm also maintains office leases in Paris, Shanghai, Mumbai, New York, Chicago and San Francisco. These leases are less than one year in term and are considered short term under ASC 842. The short-term leases require payments between $30,000 and $144,000, annually.

The Boston operating lease is included in the right-of-use asset and lease liability on the statement of financial condition. The asset and liability are recognized at the adoption date based on the present value of the remaining lease payments over the lease using an estimate of the Firm's secured

incremental borrowing rate or implicit rates within the lease, when readily determinable. The remaining short-term operating leases, which have an initial term of 12 months or less, are not recorded on the statement of financial condition.

The following table presents information about the amount, timing and cash flows arising from the Firm's capitalized operating leases as of December 31, 2019:

Years Ending December 31,	Amount
2020	$424,728
2021	$424,728
2022	$212,364
Total undiscounted operating lease payments	1,061,820
Less: amount representing interest	(45,722)
Present value of operating lease liability	$ 1,016,098

Weighted average remaining lease term	2.5 years
Weighted average discount rate for operating leases	2.49%

An initial right-of-use asset of $1,433,131 was recognized as a non-cash asset addition with the adoption of the new lease accounting standard. Cash paid for the amounts included in the present value of operating lease liabilities was $424,728 during 2019 and is included in the operating cash flows.

NOTE 8: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2019, net capital as defined by the rules, equaled $4,643,199. The ratio of aggregate indebtedness to net capital was 299.04%. Net capital in excess of the minimum required was $3,717,529.

NOTE 9: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k)(2)(i).

NOTE 10: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2019. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 11: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

WOLF
& COMPANY, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of Alantra, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Alantra, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
March 2, 2020

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Members of Alantra, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Alantra, LLC (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3:(k)(2)(i) and (b) the Company stated that it met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
March 2, 2020

ALANTRA

75 State Street
Suite 1210
Boston, MA 02109
www.alantra.com
+1 617 482 6200

EXEMPTION REPORT

Alantra, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Alantra, LLC

I, Steven P. Ruse, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Director of Finance and Administration

DATE February 27, 2020